TAG Oil Names MCorp. as Communications Consultancy and Agency of Record
Expanded Relationship to Include Investor and Media Relations Counsel,
Strategic Planning, and Corporate Communications

Calgary, Alberta – January 6, 2006 – Independent Canadian oil and gas exploration company TAG Oil (TSX-V: TAO / OTCBB: TAGOF) announced today that is has retained MCorp., a San Francisco Bay Area-based strategic brand and marketing consultancy, as its media, investor and corporate communications agency of record.

According to Drew Cadenhead, CEO of TAG Oil, “We’re pleased to expand our relationship with MCorp. After a thorough review of more traditional investor relations firms, we made the decision to choose a consulting firm that understands all aspects of our business, including the importance of business strategy, investor and corporate communications, and the role technology plays in accessing and presenting information related to TAG Oil’s operations. Their proven ability to both quantify the value and improve the performance of our communications was also an important factor in our choice.”

MCorp. will provide additional investor and media relations services for the Company, as well as strategic planning and corporate communications. MCorp. has been engaged for twelve months, receiving a monthly retainer of $6,250 plus expenses, and fees for additional initiatives as strategy dictates. “TAG Oil understands the dynamics of exploration in the international energy market,” says Michael Hinshaw, Managing Partner of MCorp., “and 2006 promises to be an exciting year, as TAG continues to expand its drilling program in New Zealand.”

TAG currently has several drillable exploration prospects in its portfolio, and anticipates drilling four wells in the Taranaki Basin and one in the Canterbury Basin over the next 12 months, in addition to flow-testing of the Supplejack wells in PEP's 38741 and 38765.

“MCorp. has proven that they understand the true meaning of communications for our shareholders – keeping them informed, and helping to clarify the sometimes complex data that highly active junior oil and gas explorations like ours generate” stated Mr. Cadenhead.

More information about TAG Oil is available online at www.tagoil.com. More information about MCorp. can be found at www.mcorponline.com.

About TAG Oil:

TAG Oil Ltd. (www.tagoil.com) is an independent Canadian oil and gas exploration company with a well-balanced portfolio of world-class assets in and around the Canterbury and Taranaki basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 4,052,891 gross acres (net 1,500,330) TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF.

About MCorp.
MCorp. (www.mcorponline.com), a wholly-owned subsidiary of The Innes Group, Inc., a California Corporation, is a strategic brand and marketing consultancy focused on increasing brand and marketing performance for its clients. Built on two decades of expertise in the disciplines of research, strategic planning, branding and integrated marketing communications, MCorp. develops actionable solutions that inform and motivate target audiences. Known for its blend of strategy, creativity, results and performance measurement, MCorp. drives acquisition, retention and loyalty throughout the customer relationship lifecycle. Representative clients range from funded start-ups to the Fortune 500, and include organizations such as Comerica Bank, Novell, GE, Fireman’s Fund, British Telecom and Wells Fargo. Recognized for both strategic and creative excellence by dozens of organizations including the Direct Marketing Association’s ECHO award, the Western Art Directors Club and Print Magazine, MCorp. professionals work from offices in the San Francisco Bay Area and Portland, Oregon. Currently, principals of MCorp. control 26,000 shares in TAG Oil. Employees may also own, buy and sell securities of the Company.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Media Contact:
Jeanette Long
jlong@mcorpmail.com
1-866-526-2650, ext. 710